UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 2 May, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 2 May 2024: Resignation of Chief Financial Officer and Executive Director

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

RESIGNATION OF CHIEF FINANCIAL OFFICER AND EXECUTIVE DIRECTOR

Shareholders are advised in terms of paragraph 3.59 of the JSE Listings Requirements that Mr Hanré Rossouw has informed the Company that he will step down as Chief Financial Officer and executive director of Sasol Limited on 31 October 2024.

Mr Steve Westwell, the Chairman of Sasol, said: "Hanré joined Sasol on 4 April 2022 and has made a solid contribution towards achieving Future Sasol." Ms Trix Kennealy, Chairman of the Audit Committee, added: "We thank Hanré for his leadership during a challenging period and wish him well in his future endeavours."

Hanré will remain with Sasol for the financial year-end closing and the publication of our suite of annual reports for the year ending 30 June 2024, allowing for a structured handover period. Sasol has commenced the succession process and an announcement will be made in due course.

2 May 2024
Sandton

Equity Sponsor
Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2 May 2024

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary